SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature	3

Announcement on the obtaining of approval from the State-owned Assets Supervision and Administration Commission of the State Council regarding the share reform dated November 3, 2006	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 6, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Announcement on the Obtaining of Approval from the State-owned Assets

Supervision and Administration Commission of the State Council

regarding the Share Reform

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The State-owned Assets Supervision and Administration Commission of the State Council issued the “Approval for Matters relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited” (guo-zi-chan-quan No. [2006] 1391) on 2 November 2006, approving the share reform proposal of Sinopec Shanghai Petrochemical Company Limited (the “Company”), as set out in the announcement on “Explanatory Statement Relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited” made by the board of directors of the Company on 16 October 2006.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 3 November 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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